Exhibit 99.1

TTI TELECOM ACQUIRED BY TEOCO

Rosh Ha'ayin, Israel, August 23, 2010 – TTI Team Telecom International Ltd. (NASDAQ: TTIL), a global supplier of Operations Support Systems (OSS) to communications service providers, announced today that it has completed its previously announced sale pursuant to the Agreement and Plan of Merger, dated as of June 8, 2010, by and among TEOCO Corporation, a Delaware corporation (“TEOCO”), TEOCO Israel Ltd., an Israeli company and a wholly owned subsidiary of TEOCO ("Merger Sub"), and TTI Telecom, under which TTI Telecom has been acquired by TEOCO through a merger of Merger Sub with and into TTI Telecom.

Pursuant to the terms of the merger agreement, which was approved by TTI Telecom’s shareholders on July 22, 2010, TTI Telecom has become a private company and each outstanding ordinary share and preferred share of TTI Telecom has been automatically converted into the right to receive US$3.00 in cash, without interest and less any applicable withholding taxes.

In connection with the closing, trading of TTI Telecom shares on the NASDAQ will cease today and TTI Telecom will de-list its shares from the NASDAQ.

Shareholders who possess TTI Telecom share certificates will receive a letter of transmittal with detailed instructions, along with other forms, from the appointed paying agent, BNY Mellon Shareowner Services, regarding the surrender of their certificates for the merger consideration. For shares held in street name by a broker, bank or other nominee, the broker, bank or other nominee will handle the exchange of shares for the shareholders and will provide them with any relevant instructions for effecting the exchange.

About TTI Telecom
TTI Team Telecom International Ltd. is a leading provider of next generation Operations Support Systems (OSS) to communications service providers worldwide. TTI Telecom's Netrac portfolio delivers an automated, proactive and customer-centric approach to service assurance and network management.  Anchored by market-leading service assurance solutions -- Fault Management (FaM) and Performance Management (PMM) -- that give customers an end-to-end view of their network, TTI's Netrac enables service providers to reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Netrac is compatible with multiple technologies and industry standards, and is uniquely positioned to bridge legacy, next-generation, convergent, and IMS Networks. TTI Telecom's customer base consists of tier-one and tier-two service providers globally, including large incumbents in the Americas, Europe and Asia-Pacific.

Forward-Looking Statements
Certain statements in this press release, including but not limited to those relating to the merger transaction, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of TTI Telecom to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded by, followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", "may increase", "may fluctuate" and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Any statements that refer to expectations or other characterizations of future events, circumstances or results are forward-looking statements. Various factors that could cause actual results to differ materially from those expressed in such forward-looking statements include but are not limited to risk factors discussed from time to time by TTI Telecom in reports filed or furnished with the SEC.

In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release.  Except for TTI Telecom's ongoing obligations to disclose material information under the federal securities laws, TTI Telecom undertakes no obligation to release any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless required by law.

TTI Telecom Investor Relations Contact:
Rebecca (Rivi) Aspler
Investor Relations Manager
TTI Telecom
T:  +972-3-926-9093
M: +972-54-777-9093
F:  +972-3-926-9574
rebecca.aspler@tti-telecom.com